OMB APPROVAL

OMB Number:	3235-0058
Expires:	April 30, 2009
Estimated average burden
hours per response................................	2.50

SEC FILE NUMBER
1-15827

CUSIP NUMBER
92839U107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
	For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
VISTEON CORPORATION

Full Name of Registrant

Former Name if Applicable
One Village Center Drive

Address of Principal Executive Office (Street and Number)
Van Buren Township, Michigan 48111

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
Due to the impact of adverse economic and industry conditions on Visteon Corporation’s (the “Company”) current liquidity outlook, management anticipates that the report of the Company’s independent registered public accounting firm on the Company’s 2008 consolidated financial statements likely will contain an explanatory paragraph indicating substantial doubt about the Company’s ability to continue as a going concern. The inclusion of such a paragraph in such report would result in defaults under certain indebtedness of the Company, which defaults, if not cured or waived prior to the expiration of the applicable grace period, would result in an event of default under the Company’s principal U.S. senior secured credit facilities. Such events of default, if they occur, provide the lenders the right to demand all amounts due under the respective agreements immediately due and payable, which may result in a cross-default under other indebtedness of the Company. The Company has commenced discussions with the Administrative Agents of its senior secured credit facilities, as well as with an ad hoc committee of lenders under its senior secured term loan (the “Ad Hoc Committee”), in order to obtain a waiver and/or amendment relating to such potential noncompliance; however, the Company can provide no assurances that such waiver and/or amendment can be obtained.
Because of management’s time devoted to these discussions, as well as the uncertainty and range of potential outcomes of these and other discussions, the Company is unable to complete the financial statements and other disclosures required to be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 within the prescribed time period without unreasonable effort and expense.
The Company is also assessing its ability to implement additional restructuring and other actions in response to current and projected market conditions, overall automotive sector instability and the Company’s history of operating losses and cash usage, including discussions that have been commenced with the Ad Hoc Committee regarding the Company’s capital structure and potential liquidity needs. However, the Company can provide no assurances that it will be able to implement any such actions in a manner or on terms that would be satisfactory to the Company.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

William G. Quigley III	(734)	710-7110

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Explanation:
The Company announced a preliminary net loss of $328 million, on sales of $1.65 billion, for the fourth quarter of 2008, compared to a net loss of $43 million, on sales of $2.9 billion, for the comparable fiscal period in the prior year as reported in its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and filed on February 22, 2008. The Company also announced a preliminary net loss of $663 million, on sales of $9.5 billion, for full year 2008, compared with a net loss of $372 million, on sales of $11.3 billion, for full year 2007 as reported in its Annual Report on Form 10-K for the fiscal year ended December 31, 2007. The preliminary results for the fourth quarter ended December 31, 2008 included a non-cash asset impairment charge of $200 million for long-lived assets utilized in the Interiors business. The Company’s press release announcing these preliminary financial results for 2008 was furnished to the Securities and Exchange Commission pursuant to Item 2.02 in the Company’s Current Report on Form 8-K filed on February 25, 2009.
VISTEON CORPORATION

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2009	By	/s/ William G. Quigley III
(William G. Quigley III, Executive Vice President and Chief Financial Officer)